Exhibit 6.13

TAYLOR MADE SALES AGENCY, INC.
Purchase Agreement/Bill of Sale

Horse: A 30% interest in a 2021 dark bay filly by Constitution out of Leigh Court

Seller: Medallion Racing (2765 Union Mill Road, Nicholasville, KY 40356)

Buyer: Commonwealth Markets Inc (6161 Santa Monica Blvd., Los Angeles, CA 90038)

Purchase Price: $75,000

Terms and Conditions

Leigh Court '21 has passed a pre-purchase veterinary exam and physical inspection by the Buyer or Buyer's representative. Results of exam and inspection are satisfactory to Buyer. Buyer shall be responsible for all expenses related to the veterinary exam.

Seller has disclosed to Buyer any known vices (stall walking, cribbing, weaving, etc.), colic, founder, surgeries (abdominal, throat or any other surgery) or major illnesses.

Seller shall transfer ownership of the horse to Buyer with the Jockey Club upon this Bill of Sale being fully executed, passing of pre-purchase exam and inspection, and completion of payment. Risk of loss and expenses shall pass to the Buyer at the time of ownership transfer. Buyer prefers to be listed as CMNWLTH on all Jockey Club papers. Buyer is responsible for being licensed under this name in any and all states that Leigh Court '21 could run.

The Seller Warrants that they own the above-named interest in the horse and that they have the necessary right and title to sell and convey the interest named herein; that said horse is free and clear of any and all liens and encumbrances of whatsoever nature and kind. If requested by the Buyer, a lien search will be performed and, if there are liens, Seller will supply a copy of the release from the bank. Additionally, Seller will warrant and defend the title thereto as against the claims of all entities whomever. Seller will represent, warrant and indemnify Buyer of any potential liens.

Leigh Court '21 will run in a silk rotation, with CMNWLTH receiving a pro-rated share of silk participation (30%)

Medallion Racing grants Commonwealth Markets, Inc. a 90-day period to pay for the purchase of Leigh Court '21, while assuming all costs for their portion of ownership including but not limited to: insurance premiums, board costs, shipping, vet, blacksmith, etc. Payment must be completed by 12/15/2022.

/s/ Phillip Shelton	9/22/2022
Seller: Medallion Racing (Phillip Shelton) /s/ Brian Doxtator	Date 9/22/2022
Buyer: Commonwealth Markets Inc. (Brian Doxtator)	Date